Exhibit 99.5

March 31, 2006

STORM CAT ENERGY CORPORATION

INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2006 and 2005

(Stated in U.S. Dollars)

(Unaudited)

NOTES TO US READERS

These financial statements have been prepared according to U.S. GAAP.  For Canadian GAAP reconciliation please refer to the note at the end of the financial statements.

BALANCE SHEETS

STATEMENTS OF LOSS AND DEFICIT

STATEMENTS OF CASH FLOWS

STATEMENT OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

NOTES TO FINANCIAL STATEMENTS

STORM CAT ENERGY CORPORATION

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Stated in US Dollars )

	March 31,	December 31,
	2006	2005
	(In Thousands)	(In Thousands)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents:	$21,560	$29,502
Accounts receivable:
Joint Interest Billings	1,152	703
Revenue receivable	607	504
Prepaid costs and other current assets	593	445
	$23,912	$31,154
PROPERTY AND EQUIPMENT:
Oil and gas properties:
Undeveloped property	6,029	5,078
Developed property	25,804	23,367
Impairments	(2,125)	(2,125)
Less accumulated depreciation, depletion and amortization	(1,778)	(1,502)
Oil and gas properties, net	27,930	24,818

Other property and equipment	989	911
Less accumulated depreciation	(181)	(106)
Total other property, net	807	805

Total property and equipment, net	28,737	25,623

Restricted Investments	179	176
	$52,828	$56,953

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,525	$3,821
Revenue payable	397	313
Accrued and other liabilities	5,091	7,844
Flow Through Shares Liability	58	731
	7,071	12,709

Asset retirement obligation	866	793
Total Liabilities	7,937	13,502
STOCKHOLDERS’ EQUITY
Common stock, without par value	52,527	50,858
Unlimited Common Shares Authorized 66,372,396 (2005: 65,654,388) common shares outstanding
Contributed surplus	2,961	2,203
Accumulated Other Comprehensive Income	470	151
Deficit	(11,067)	(9,761)
Total stockholders’ equity	44,891	43,451
	$52,828	$56,953

The accompanying notes are an integral part of these financial statements

STORM CAT ENERGY CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)

For the Quarters ended March 31, 2006 and March 31, 2005

(Stated in US Dollars and in thousands, except per share amounts)

	March 31,	March 31,
	2006	2005
	(In Thousands)	(In Thousands)
OPERATING REVENUES:
Oil and gas revenue	$1,279	$519

EXPENSES:
Operating Costs
Gathering & Transportation	283	78
Operating	576	172
General and administrative	1,609	339
(Gain)/Loss on disposition of property	(185)	—
Accretion Expense	15	—
Depreciation, depletion & amortization	488	264
Total Operating Expense	2,786	853

Operating Loss	(1,507)	(334)

Interest (income)/expense	(201)

NET LOSS	$(1,306)	$(334)

Basic and diluted loss per share	$(0.020)	$(0.009)

Weighted average number of shares outstanding	66,013,392	37,639,106

The accompanying notes are an integral part of these financial statements

STORM CAT ENERGY CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

For the Periods ended March 31, 2006, 2005

(Stated in US Dollars)

	March 31,	March 31,
	2006	2005
	(In Thousands)	(In Thousands)
Cash flows from operating activities:
Net Loss	$(1,306)	$(334)
Adjustments to reconcile net loss to net cash
Used in operating activities:
Depreciation, depletion, and amortization	488	264
Accretion Expense	15	—
Gain/(Loss) on disposition of properties	185	—
Stock-based compensation	758	24
Changes in operating working capital:
Changes in operating assets and liabilites:
Accounts receivable	(552)	89
Other Current Assets	(148)	(387)
Accounts Payable	(2,296)	226
Other Current Liabilites	(3,342)	(26)
Net cash used in operating activities	(6,198)	(144)
Cash flows from investing activities:
Restricted Investments	(3)	—
Capital expenditures - oil and gas properties	(3,651)	(10,096)
Other capital expenditures	(78)	(100)
Net cash used in investing activities	(3,732)	(10,196)
Cash flows from financing activities:
Issuance of shares of stock for cash	1,669	10,330
Net cash provided by financing activities	1,669	10,330
Effect of exchange rate changes on cash	319	33
Net increase (decrease) in cash and cash equivalents	(7,942)	23
Cash and cash equivalents and beginning of period	29,502	2,665
Cash and cash equivalents at end of period	$21,560	$2,688

The accompanying notes are an integral part of these financial statements.

STORM CAT ENERGY CORPORATION

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

For the Periods Ended March 31, 2006 December 31, 2005 and 2004 (Unaudited)

(Stated in US Dollars)

In thousands of dollars, except share and per share amounts	Common Stock		Share	Contributed	Other Comprehensive	Accumulated	Total Stareholder
	Shares	Amount	Subscription	Surplus	Income	Deficit	Equity

BALANCE AT DECEMBER 31, 2004	$32,560,714	$5,916	$22	$289	$229	$(1,393)	$5,064

Issuance of shares for cash:
-pursuant to a private placements	18,993,826	37,745	—	—	—	—	37,745
-pursuant to warrants exercised	13,453,180	10,661	—	—	—	—	10,661
-pursuant to stock options exercised	646,668	287	—	—	—	—	287
Share issuance costs	—	(3,043)	—	—	—	—	(3,043)
Flow Through Share Liability	—	(731)					(731)
Non-cash compensation charge	—	—	—	1,914	—	—	1,914
Comprehensive Loss
Net Loss						(8,368)	(8,368)
Foreign Currency translation	—	—	—	—	(78)		(78)
Total Comprehensive Income	—	—	—	—			(8,446)

BALANCE AT DECEMBER 31, 2005	65,654,388	$50,836	$22	$2,203	$151	$(9,761)	$43,451
Issuance of shares for cash:
-pursuant to warrants exercised	523,842	$967	$—	$—	$—	$—	$967
-pursuant to stock options exercised	194,166	55	—	—	—	—	55
Share issuance costs	—	(21)	—	—	—	—	(21)
Flow Through Share Liability	—	676	—	—	—	—	676
Non-cash compensation charge	—	—	—	758	—	—	758
Other	—	—	(8)	—	—	—	(8)
Comprehensive Loss
Net Loss	—	—	—	—	—	(1,306)	(1,306)
Foreign Currency translation	—	—	—	—	319	—	319
Total Comprehensive Income	—	—	—	—	—	—	(987)

BALANCE AT MARCH 31, 2006	66,372,396	$52,513	$14	$2,961	$470	$(11,067)	$44,891

The accompanying notes are an integral part of these financial statements.

STORM CAT ENERGY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, unless otherwise indicated

Note 1            Basis of Presentation

Storm Cat Energy Corporation is an independent oil and gas company focused on exploration and development of unconventional gas reserves from fractured shales, coal beds and tight sand formations.  The Company has producing properties in Wyoming’s Powder River Basin.  Its primary exploration and development acreage is located in Canada and United States (the “U.S.”).  Storm Cat has also conducted exploration activities in Mongolia.

The accompanying unaudited condensed consolidated financial statements include the accounts of Storm Cat Energy Corporation, incorporated in British Columbia, and its consolidated subsidiaries (referred to herein as “Storm Cat” or “the Company”), and have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for the preparation of interim financial information. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments (consisting of normal and recurring accruals) considered necessary to present fairly the financial position of Storm Cat as of March 31, 2006, and results of operations for the three months ended March 31, 2006 and 2005 and cash flows for the three months ended March 31, 2006 and 2005.  Interim results are not necessarily indicative of the results that may be expected for a full year because of the impact of fluctuations in prices received for oil and natural gas and other factors.

Prior to December 2005, Storm Cat presented its financial statements using generally accepted accounting principles in Canada and provided a reconciliation to U.S. GAAP.  Storm Cat has reclassified certain prior year amounts to conform to the current year’s presentation.

Because a precise determination of many assets and liabilities is dependent upon future events, the timely preparation of consolidated financial statements for a period necessarily requires that management make estimates and assumptions and use judgment regarding the reported amounts of assets, liabilities, revenue and expenses and in the disclosure of commitments and contingencies.   Actual results will differ from these estimates as future confirming events occur, and such differences could be significant.

For a more complete understanding of Storm Cat’s operations, financial position and accounting policies, these condensed consolidated financial statements and the notes thereto should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 16, 2006.

Note 2            Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized on a country-by-country (cost center) basis. Such costs include land acquisition costs, geological and geophysical expenditures, carrying charges on non-producing properties, drilling costs, overhead charges directly related to acquisition and exploration activities and the fair value of estimated future abandonment costs.

Costs capitalized, together with the costs of production equipment, are depleted using the units-of-production method whereby capitalized costs, as adjusted for future development costs, are amortized over the total estimated proved reserves as determined by independent petroleum engineers.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations.

These unproved properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion or is reported as a period expense, as appropriate. There were no impairments recognized during the three months ended March 31, 2006.

Proceeds from sales, if any, of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the relationship between capitalized costs and the estimated proved oil and gas reserves attributable to a cost center.

Under the full cost method of accounting, capitalized oil and gas property costs, less accumulated depletion and net of related deferred income taxes, if any, may not exceed an amount referred to as the “ceiling.”   The ceiling is the sum of the present value, discounted at 10%, of estimated future net revenues from proved oil and gas reserves plus the lower of cost or fair market value of unproved properties.  The present value of estimated future net revenues is computed by pricing estimated future production of proved reserves at current period end product prices, and then deducting future expenditures estimated to be incurred in developing and producing the proved reserves assuming the continuation of existing economic conditions.   If the amount of capitalized costs exceeds the ceiling, a write-down of the capitalized costs is required unless commodity prices increase subsequent to the end of the period such that the deficiency is reduced or eliminated.  Once a write-down has been recorded, it may not be reversed in a subsequent period.   During the three months ended March 31, 2006 and 2006, Storm Cat was not required to record any write downs of producing assets pursuant to the ceiling test rules.

Note 3.       Basic and Diluted Loss per Share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated giving effect to the potential dilution that would occur if vested stock options and stock purchase warrants were exercised.  The dilutive effect of options and warrants is computed by application of the treasury stock method which assumes that proceeds from the exercise of in-the-money options and warrants would be used to repurchase common shares at average market prices during the period.  Diluted amounts are not presented when the effects of the computations are anti-dilutive due to net losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share for the three month periods ended March 31, 2006 and 2005.

Note 4.       Comprehensive Loss

Comprehensive loss consists of net loss and the effects of currency translation.  Comprehensive loss is for the three month periods ended March 31, 2006 and 2005 was as follows:

	Three months ended March 31,
	2006	2005
Net loss	$(1,306)	$(334)
Effects of currency translation	$319	$33
Comprehensive loss	$(987)	$(301)

Note 5       Restricted Investments

Storm Cat was required to post three performance bonds totaling $179,000 in connection with its operations in Wyoming. The funds are held as insured interest bearing certificates of deposit at an interest rate of 2.5% payable annually.

Note 6       Asset Retirement Obligation

The estimated fair value of the future costs associated with dismantlement, abandonment and restoration of oil and gas properties is recorded when the assets are placed into service, generally through acquisition or completion of a well.  The net estimated costs are discounted to present values using a risk-adjusted rate over the estimated economic life of the properties.  Such costs are capitalized as part of the basis of the related asset and are depleted as part of the applicable full cost pool.  The associated liability is recorded initially as a long-term liability.  Subsequent adjustments to the initial asset and liability are recorded to reflect revisions to estimated future cash flow requirements.  In addition, the liability is adjusted to reflect accretion expense as well as settlements during the period.  The accretion expense is recorded as a component of depreciation, depletion and amortization expense in the accompanying condensed consolidated financial statements.

A reconciliation of the changes in the asset retirement obligation for the three months ended March 31, 2006 follows:

Balance at December 31, 2005	$793,000
Liabilities assumed	$57,500
Accretion expense	$15,039
Balance at March 31, 2006	$865,539

Note 7.       Stock-based Compensation

Storm Cat grants stock options at exercise prices equal to the fair market value of the Company’s stock at the date of the grant, and accounts for its options using the fair value method.  The fair value is determined using a Black-Scholes option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying shares and the expected dividends, and the risk-free interest rate over the expected life of the option.

                        The fair value of stock-based compensation is expensed, with a corresponding increase to capital surplus.  Upon exercise of stock options, the consideration paid upon exercise is recorded as additional value of common stock, and the amount previously recognized in capital surplus is reclassified to common stock.

The Company has reserved a total of 7,000,000 shares for issuance under the terms of the Storm Cat Energy Corporation Amended and Restated Share Option Plan, dated April 15, 2005.  All options granted prior to the approval of the amended and restated plan are included in the number of options covered under the plan.

A summary of the status of the stock option plan as of March 31, 2006 and changes during the three months then ended, is presented below:

	Number of Shares	Weighted Average Exercise Price (1)

Options outstanding at December 31, 2005	3,824,166	$1.30
Options granted	1,270,000	$3.05
Options exercised	194,166	$.33
Options expired/cancelled	0	0
Options outstanding at March 31, 2006	4,900,000	$1.79
Options exercisable at March 31, 2006	2,416,662	$.91

(1) Exercise price is in Canadian dollars.

Note 8.         Foreign Currency Risk

Storm Cat is exposed to fluctuations in foreign currencies, primarily through its operations in Canada. The Company monitors this exposure but has not entered into any hedging arrangements. As of March 31, 2006, $7.3 million U.S. dollar equivalent, or approximately 34% of the Company’s cash, was held in Canadian dollars. Canadian dollars were converted at 0.8568 as found on www.oanda.com/convert/fxhistory.

Note 9.      Sales  and Transportation Commitments

a)      Forward Sales

As of March 31, 2006, Storm Cat is subject to the following delivery commitments under sales agreements.  The Company accounts for these as normal sales.

•                  10,000/mo (333/day) sale to OG & E for November 05 - October 06 at $8.31/mmbtu for delivery at Cheyenne Hub.

•                  30,000/mo (1000/day) sale to Enserco for April 06—October 06 at $9.10/mmbtu for delivery at Cheyenne Hub.

c)      Firm Transportation Service Agreements

The Company has a firm transportation agreement with Cheyenne Plains Gas Pipeline Company Ltd. through April 11, 2013 to transport gas from Cheyenne Plains to ANR PEPL (Oklahoma).  The agreement calls for the Company to pay $0.34/Dth on 2,000 Dth/D or approximately $20,000 per month.  The firm commitment payment is offset by any gathering charges for volumes shipped on the Cheyenne Plains pipeline to the ANR PEPL (Oklahoma) delivery hub.

The Company has a firm transportation agreement with Wyoming Interstate Company Ltd. that expires November 30, 2013.  The agreement requires the Company to pay $0.15 per Dth on 100% load basis of 4,000 Dth/D.  Gas is received at Glenrock and delivered to the Dullknife hub.

Storm Cat entered into a gathering agreement with the PRB Gas Transportation, Inc. The agreement requires payment of gathering fees of $0.47 per MCF on the following annual volumes: 2006 - 2,064,600; 2007 — 2,482,231; 2008 — 2,040,575.  In the event that Storm Cat is unable to meet these annual delivery levels they will be liable at a rate of $0.47 per undelivered MCF.  Over delivered volumes will count toward the overall commitment through 2008.

Note 14                             Subsequent Events

On April 4, 2006, the Chairman of Storm Cat Energy Corporation resigned to pursue other business interests.  In the interim, Michael Wozniak will act as lead director until a new Chairman is appointed.

In May, the Company acquired 7,680 acres at the Alberta Crown Land sale in the Wainwright area of Alberta, Canada for an average price of $87.28 per acre.

The Board of Directors approved the appointment of Jon Whitney and David Wight to the Board of Directors.  Refer to the Company’s website for full bios of the new directors.

On May 5, 2006, the Company closed on the acquisition of 3,950 gross undeveloped acres in the Powder River Basin.

On May 10, 2006, the Company closed on the acquisition of 16,166 gross undeveloped acres in the Fayetteville Shale in Arkansas.

Note 15                             Differences Between Canadian and United States Accounting Principles

These financial statements have been prepared in accordance with accounting principles generally accepted in United States of America which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the Canada.

The Company’s accounting principles generally accepted in United States of America differ from accounting principles generally accepted in the Canada as follows:

a) Mineral Properties and Deferred Exploration Costs

Under accounting principles generally accepted in Canada (“Canadian GAAP”)

resource property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under accounting principles generally accepted in the United States of America (“US GAAP”) resource property acquisition and exploration costs on unproved properties must be expensed as incurred.

Stock-based Compensation

The Company grants stock options at exercise prices equal to the fair market value of the Company’s stock at the date of the grant. Under Statement of Financial Accounting Standards No. 123 the Company had accounted for its employee stock options under the fair value method. The fair value is determined using an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock and the expected dividends, and the risk-free interest rate over the expected life of the option.

As a result of the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for stock-based compensation, there is no difference between Canadian GAAP and US GAAP for the years ended December 31, 2005, 2004 or 2003 and first quarter 2006.

Oil and Gas Properties

Prior to January 2004, there were certain differences between the full cost method of accounting for oil and gas properties as applied in Canada and as applied in the United States of America. The principal difference was in the method of performing ceiling test evaluations under the full cost method of accounting rules. Under Canadian GAAP prior to January 2004, impairment of oil and gas properties was based on the amount by which a cost centre’s carrying value exceeded its undiscounted future net cash flows from proved reserves using period-end, non-escalated prices and costs, less an estimate for future general and administrative expenses, financing costs and income taxes. Effective January 2004, Canadian GAAP requires recognition and measurement processes to assess impairment of oil and gas properties using estimates of future oil and gas prices and costs plus the cost of unproved properties that have been excluded from the depletion calculation. In the measurement of the impairment, the future net cash flows of a cost centre’s proved and probable reserves are discounted using a riskfree interest rate.

For US GAAP purposes, future net cash flows from proved reserves using period-end, non-escalated prices and costs, are discounted to present value at 10% per annum and compared to the carrying value of oil and gas properties. The Company performed the ceiling test in accordance with US GAAP and Canadian GAAP and determined that for the month ended March 31, 2006 no impairment provision were required on its oil and gas properties under either US or Canadian GAAP.

Comprehensive Loss

US GAAP requires disclosure of comprehensive loss which, for the Company, is net loss under US GAAP plus the change in cumulative translation adjustment under US GAAP.

The concept of comprehensive loss does not come into effect until fiscal years beginning on or after October 1, 2006 for Canadian GAAP. New Accounting Standards Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

Flow Through Shares

U.S. GAAP requires the stated capital on flow-through share issuances to be equal to the estimated fair market value of the shares on the date of issue. The difference between the gross proceeds received on the issuance of the shares and the estimated fair market value of the shares is recorded as a liability (the Premium) until the renunciation of expenditures has occurred. Under Canadian GAAP, the gross proceeds received on flow-through share issuances are initially recorded as share capital. The Premium recorded as a current liability under U.S. GAAP for 2005 is $731,057.  As of March 31, 2006, the current liability under U.S. GAAP has been reduced to $58,091.

When the expenditures are incurred and the tax deductions are renounced to subscribers, Canadian GAAP requires that the stated capital be reduced by and that a future tax liability be recorded for the estimated future income taxes payable as a result of the renouncement. Under U.S. GAAP, the future tax liability is recorded through a charge to income tax expense less the reversal of the Premium previously reported.

a)              The impact of the above on the financial statements is as follows:

	1st quarter	1st quarter
Income Statement	2006	2005

Net loss for the year per US GAAP	$(1,306)	$(334)
Adjustment for foreign exchange gain	320	33
Net loss for the year per Canadian GAAP	$(986)	$(301)
Basic and diluted loss per share per Candian GAAP	(0.015)	(0.008)
Weighted average number of shares
outstanding per US GAAP	66,013,392	37,639,106

Balance Sheets	2006	2005

Total assets per US GAAP	$52,828	$15,996
Total assets per Canadian GAAP	52,828	15,996
Total liabilities per US GAAP	7,937	881
Adjustment for Flow Through Share liability	(58)	—
Total liabilities per US and Canadian GAAP	$7,879	$881

Shareholders’ Equity	2006	2005

Deficit, end of the year, per US GAAP	$(11,067)	$(1,727)
Accumulated comprehensive income	470	262
Deficit, end of the year, per Canadian GAAP	(10,597)	(1,465)
Foreign exchange adjustment	—	—
Adjustment for Flow Through Share liability	58	—
Accumulated comprehensive income	(470)	(262)
Share capital, share subscriptions and contributed surplus per Canadian and US GAAP	55,958	16,843
Shareholder Equity Canadian GAAP	44,949	15,116
Shareholder Equity US GAAP	$44,891	$15,116

Cash Flow Statement	2006	2005

Cash flows used in operating activities US GAAP	$(6,198)	$(144)
Adjustment for Flow Through Share liability	58
Cash flows used in operating activities Candian GAAP	(6,140)	(144)

Cash flows from financing activities per US GAAP	1,669	10,330
Adjustment for Flow Through Share liability	(58)	—
Cash flows from financing activities per Canadian GAAP	$1,611	$10,330

Cash flows used in investing activities per US GAAP	(3,732)	(10,196)
Cash flows used in investing activities per Canadian GAAP	(3,732)	(10,196)

Effect of Foreign Exchange on Cash Flows	319	33

Increase (decrease) in cash per Canadian and US GAAP	$(7,942)	$23